UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

April 28, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE • OSE 1st Sec.)

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi,
Chiyoda-ku,Tokyo

Company Name:	Mizuho Securities Co., Ltd.
Representative:	Keisuke Yokoo
President & CEO
Head Office:	1-5-1 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8606 (TSE • OSE • NSE 1st Sec.)

Mizuho Financial Group, Inc., through its Wholly-Owned Subsidiary Mizuho Corporate Bank, Ltd., to Turn

Mizuho Securities Co., Ltd. into a Wholly-Owned Subsidiary of Mizuho Financial Group, Inc. by means of the Share Exchange

Mizuho Financial Group, Inc. (President & CEO: Takashi Tsukamoto) (“MHFG”), Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) and Mizuho Securities Co., Ltd. (President & CEO: Keisuke Yokoo) (“MHSC”) hereby announce that they have determined, at their respective meetings of the board of directors held today, to turn MHSC into a wholly-owned subsidiary of MHCB by means of a share exchange (the “Share Exchange”), and signed a share exchange agreement (the “Share Exchange Agreement”) pursuant to the Memorandum of Understanding (the “MOU”) for turning Mizuho Trust & Banking Co., Ltd. (“MHTB”), MHSC and Mizuho Investors Securities Co., Ltd. (“MHIS”), which are listed subsidiaries of our group (“Mizuho”), into wholly-owned subsidiaries (respectively, the “Transaction”), announced in the “Memorandum of Understanding on Turning Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd. into Wholly-Owned Subsidiaries” dated March 15, 2011, as described below.

The proposed share exchanges described in this press release are for the securities of a foreign company. The proposed share exchanges will be subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This press release contains forward-looking statements, including estimates and plans. Such forward-looking statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions and do not represent any guarantee of future performance.

We may not be successful in implementing our business strategies, and management may fail to achieve its estimates, for a wide range of possible reasons, including, without limitation, those included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in MHFG’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission ( “ SEC ” ) which is available in the Financial Information section of MHFG’s web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG, MHCB and MHSC are planning to conduct the Share Exchange effective as of September 1, 2011, on the assumption that, among other things, the Share Exchange will have been approved at the relevant general meeting of shareholders, etc., and filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries which are required for the Share Exchange.

Prior to the effective date of the Share Exchange, shares of MHSC are scheduled to be delisted as of August 29, 2011, from the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (the last trading date will be August 26, 2011).

1.	Purpose of the Share Exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transactions are intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transactions aim to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

In the securities business, Mizuho will consider the integration of MHSC and MHIS by merger or other method after the completion of the Transactions in order to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the group’s full-line securities company.

Thus, Mizuho will endeavor to fully consolidate its group capabilities, including the collaboration among banking, trust and securities functions. For individual customers, Mizuho will enhance its offer of comprehensive financial services, including through the promotion of joint branches and expansion of investment product line-up and consulting function. For corporate customers, we will offer optimal financial solutions by fully leveraging the expertise of each group company in response to client needs that are becoming more global, sophisticated and diversified.

Mizuho will strive to further increase its corporate value by enhancing its “group collective capabilities” through the Transactions, etc., and will meet the expectations of shareholders of MHFG, including shareholders of MHTB, MHSC and MHIS who would own the shares of common stock of MHFG at the completion of the Transactions.

Mizuho will continue discussions with The Norinchukin Bank, which currently has a capital relationship with MHSC, with a view to, after the completion of the Transaction, expanding areas of business cooperation and further enhancing a collaborative relationship between MHSC and The Norinchukin Bank as well as maintaining the capital relationship between MHSC and The Norinchukin Bank by way of a transfer, etc., of shares of MHSC from MHCB to The Norinchukin Bank.

Further, MHFG is planning to conduct (i) a share exchange, in which shares of common stock of MHFG shall be allotted as consideration, in order to make MHFG a wholly-owning parent and to make MHTB a wholly-owned subsidiary, and (ii) a share exchange, in which shares of common stock of MHFG shall be allotted as consideration, in order to make Mizuho Bank, Ltd. a wholly-owning parent and to make MHIS a wholly-owned subsidiary as separately announced today in the “Mizuho Financial Group, Inc., to Turn Mizuho Trust & Banking Co., Ltd. into a Wholly-Owned Subsidiary of Mizuho Financial Group, Inc. by means of the Share Exchange” and the “Mizuho Financial Group, Inc., through its Wholly-Owned Subsidiary Mizuho Bank, Ltd., to Turn Mizuho Investors Securities Co., Ltd. into a Wholly-Owned Subsidiary of Mizuho Financial Group, Inc. by means of the Share Exchange,” in parallel with the Share Exchange.

2.	Outline of the Share Exchange

(1) Schedule for the Share Exchange

The meetings of the board of directors for approval of the MOU	March 15, 2011
Signing of the MOU	March 15, 2011
The record date of the ordinary general meeting of shareholders (MHSC)	March 31, 2011
The meetings of the board of directors for approval of the Share Exchange Agreement	April 28, 2011
Signing of the Share Exchange Agreement	April 28, 2011
The ordinary general meeting of shareholders for approval of the Share Exchange Agreement (MHSC)	Late June 2011 (Scheduled)
Last trading date (MHSC)	August 26, 2011 (Scheduled)
Date of delisting (MHSC)	August 29, 2011 (Scheduled)
Effective date of the Share Exchange	September 1, 2011 (Scheduled)

(Note 1)	The Share Exchange falls under the case in which approval by the general meeting of shareholders of a prospective wholly-owning parent is not required (simplified share exchange) pursuant to Article 796, Paragraph 3 of the Company Law.

(Note 2)	MHFG, MHCB and MHSC may change the above schedule through mutual consultation and agreement.

(2) Method of the Share Exchange

MHCB and MHSC are planning to conduct the Share Exchange, in which MHCB will become a wholly-owning parent and MHSC will become a wholly-owned subsidiary effective as of September 1, 2011 (scheduled), pursuant to Article 767 of the Company Law, on the assumption that, among other things, the Share Exchange will have been approved at the relevant general meeting of shareholders, etc., and filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries which are required for the Share Exchange.

The Share Exchange falls under the case in which approval by the general meeting of shareholders of MHCB as a prospective wholly-owning parent is not required (simplified share exchange) pursuant to Article 796, Paragraph 3 of the Company Law. On the other hand, for MHSC as a prospective wholly-owned subsidiary, approval for the Share Exchange by the ordinary general meeting of shareholders to be held in late June 2011 is required.

With a view to achieving the purpose of the Share Exchange while securing the liquidity of the consideration for the Share Exchange that is to be allotted to the shareholders of MHSC, which is the prospective wholly-owned subsidiary, and providing the benefit of synergies to be derived from the Share Exchange to such shareholders, the Share Exchange shall be conducted in the form of a so-called “triangular share exchange,” by which, as consideration for the Share Exchange, shares of common stock of MHFG, which is the wholly-owning parent of MHCB, shall be allotted instead of shares of MHCB.

In determining the consideration for the Share Exchange, sufficient attention has been paid to the shareholders of MHSC, such as taking appropriate measures to ensure fairness and to avoid conflicts of interest, and taking measures to protect minority shareholders in dealings with a controlling shareholder as described in Section 3(5) and (6) and 9 below.

In addition, the Share Exchange is to be conducted on the assumption that an amendment to the Articles of Incorporation of MHFG regarding an increase of the total number of shares and the total number of class shares of common stock that MHFG is authorized to issue, which will be required upon the Share Exchange, will be approved at the ordinary general meeting of shareholders and the general meetings of each class of shareholders of MHFG that are scheduled to be held in June 2011.

(3) Details of allotment of shares upon the Share Exchange

Company Name	MHFG (wholly-owning parent company of MHCB, which is a wholly-owning parent company in the Share Exchange)	MHSC (wholly-owned subsidiary in the Share Exchange)

Details of allotment of shares upon the Share Exchange	1	1.48

Number of shares to be delivered through the Share Exchange	Shares of common stock of MHFG: 958,035,295 shares (Scheduled)

(Note 1)	Share allotment ratio

1.48 shares of common stock of MHFG will be delivered for each share of MHSC; provided, however, no shares will be allotted for shares of MHSC held by MHCB (941,624,715 shares as of today) through the Share Exchange.

(Note 2)	Number of shares of common stock of MHFG to be delivered through the Share Exchange

MHCB will allot shares of common stock of MHFG upon the Share Exchange to the shareholders of MHSC (excluding MHCB) at the time immediately preceding the time at which MHCB acquires all of the issued shares of MHSC (excluding shares of MHSC held by MHCB) through the Share Exchange (the “Base Time”), at a ratio of 1.48 shares of common stock of MHFG for each share of MHSC held by the shareholders of MHSC, as monies, etc., in exchange for the shares of MHSC held by such shareholders.

In addition, in accordance with a resolution of the meeting of the board of directors of MHSC to be held by not later than the day immediately preceding the effective date of the Share Exchange, MHSC plans to cancel, at the time immediately preceding the Base Time, all of the treasury stock that it will have acquired (37,742,823 shares as of March 31, 2011) (“treasury stock” includes its treasury stock to be acquired by purchase of shares due to the dissenting shareholders’ share purchase demands made in connection with the Share Exchange under the provisions of Article 785, Paragraph 1 of the Company Law) by the time immediately preceding the Base Time.

Further, MHSC has issued stock acquisition rights (2,621 rights as of March 31, 2011, for 2,621,000 shares of MHSC to be issued or transferred upon exercise of such stock acquisition rights).

Therefore, the number of shares of common stock of MHFG to be delivered through the Share Exchange may be subject to change in the future due to reasons such as the acquisition and cancellation of treasury stock by MHSC and the exercise by the holders of such stock acquisition rights issued by MHSC.

(Note 3)	Outline of issuer of shares to be issued in consideration of the Share Exchange

Please see 5. below.

(Note 4)	Matters related to method of liquidation of consideration of the Share Exchange

(1) Markets on which consideration is traded	First Section of the Tokyo Stock Exchange First Section of the Osaka Securities Exchange

(2) Broker	Common stock of MHFG may be traded via general securities companies.

(3) Limits on transfer and other methods for disposal of consideration (if any)	Not applicable.

(4)       In the case where authorization, etc., of a third-party is necessary for transfer or exercise of rights attached to consideration, name and address of such person giving such authorization, etc., and other matters related to procedures to obtain such authorization, etc.

Not applicable.

(5) In the case where there is a market price for consideration, matters related to such market price

The closing price of the shares of common stock of MHFG on the first section of the Tokyo Stock Exchange on the business day immediately preceding the announcement date of the Share Exchange (April 28, 2011) is 126 yen.

The latest market price, etc., of shares of common stock of MHFG on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange are available on the Tokyo Stock Exchange website (http://www.tse.or.jp/) and the Osaka Securities Exchange website (http://www.ose.or.jp/), etc., respectively.

(6) In the case where consideration can be refunded by way of acquisition of treasury stock, refund of interest or any other comparable procedure, matters related to such procedures	Not applicable.

(Note 5)	Treatment of shares constituting less than one unit

Shareholders of MHSC who will hold shares of MHFG constituting less than one unit (less than 100 shares) subsequent to the Share Exchange may not sell such shares constituting less than one unit in any market on the stock exchange; however, such shareholders may use the following systems concerning shares of MHFG on and after the effective date of the Share Exchange.

(i)	System of request for additional purchase of shares constituting less than one unit (additional purchase to reach a total of one unit)

In accordance with the provisions of Article 194 of the Company Law, etc., this is a system whereby shareholders of MHFG holding shares of MHFG constituting less than one unit may purchase from MHFG such a number of shares that would, together with the number of shares constituting less than one unit owned by such shareholder, constitute one unit of shares (100 shares).

(ii)	System of request for purchase of shares constituting less than one unit by the issuer (sale of shares constituting less than one unit)

In accordance with the provisions of Article 192 of the Company Law, etc., this is a system whereby shareholders of MHFG holding shares of MHFG constituting less than one unit may request that MHFG purchase the shares constituting less than one unit owned by such shareholder.

(Note 6)	Treatment of fractions that are less than one share

When the number of shares of common stock of MHFG to be allotted to each shareholder of MHSC (excluding MHCB) upon the Share Exchange includes fractions that are less than one share, MHCB will allot cash, instead of allotting shares of common stock of MHFG that are equivalent to such fractions, to each such shareholder in an amount equivalent to the price per share of common stock of MHFG multiplied by such fractions, with any fraction less than one yen being rounded up to the nearest yen.

The “price” stated above shall mean the closing price of ordinary market transaction of the shares of common stock of MHFG on the Tokyo Stock Exchange on the immediately preceding trading day of the effective date of the Share Exchange, or if such closing price does not exist on the relevant immediately preceding trading day, the relevant closing price on the most recent trading day (limited to the date prior to the effective date) on which such price existed.

(4) Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Share Exchange

All of the stock acquisition rights issued by MHSC (the “Stock Acquisition Rights”) will be acquired without consideration and canceled by MHSC by not later than the day immediately preceding the effective date of the Share Exchange if the Share Exchange Agreement is approved at the ordinary general meeting of shareholders of MHSC to be held in late June 2011.

MHSC has not issued bonds with stock acquisition rights.

3.	Basis for Calculation, etc. of Allotment of Shares upon the Share Exchange

(1) Basis for calculation

In order to ensure the fairness and appropriateness of the calculation of the share exchange ratio for the Share Exchange, MHFG and MHCB appointed Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”), and MHSC appointed J.P. Morgan Securities Japan Co., Ltd. (“J.P. Morgan”), as their respective third party valuation institutions.

BofA Merrill Lynch conducted a per share valuation of each of MHFG’s and MHSC’s shares using a market price analysis, which considered the trends of each company’s market share prices, as well as a comparable companies analysis and a dividend discount model analysis (“the DDM Analysis”), both of which took into account the financial results, forecasts and other aspects of each company, and evaluated the share exchange ratio based on the results of such analyses. The boards of directors of MHFG and MHCB received a valuation report of the share exchange ratio from BofA Merrill Lynch on April 28, 2011. (Furthermore, the boards of directors of MHFG and MHCB received a written opinion from BofA Merrill Lynch on April 28, 2011 to the effect that, based on certain assumptions, the share exchange ratio to be used in the Share Exchange is fair, from a financial point of view, to MHFG. Moreover, the boards of directors of MHFG and MHCB have received supplementary explanations from BofA Merrill Lynch concerning the assumptions and disclaimers related to its analyses and opinion. Please see Note 1 at the end of this press release for details.)

The market price analysis was based (1) on the closing price of each company on April 22, 2011 (the “First Record Date”) and the average closing prices of each company for the one-month, three-month and six-month periods up to and including the First Record Date and (2) on the closing prices of each company on February 25, 2011 (the “Second Record Date”), the business day immediately prior to the day on which it was speculated in press reports that publicly listed subsidiaries of MHFG, including MHSC, would be turned into wholly owned subsidiaries, and the average closing prices for the one-month, three-month and six-month periods up to and including the Second Record Date. A table that sets forth the primary methodologies that BofA Merrill Lynch used in its per share valuations of MHFG and MHSC, along with the ranges of share exchange ratios obtained as a result of such valuations, is set forth below. (The following ranges of share exchange ratios represent ranges of the number of shares of common stock of MHFG to be allotted for each share of MHSC. Please note that MHFG and MHCB did not contemplate any significant increase or decrease in earnings included in the earnings plans of each of MHFG and MHSC, which were delivered by MHFG and MHCB to BofA Merrill Lynch for use as assumption in the DDM analysis.)

	Methodology	Range of Share Exchange Ratios
1-1	Market Price Analysis (First Record Date)	1.48 ~ 1.58
1-2	Market Price Analysis (Second Record Date)	1.36 ~ 1.47
2	Comparable Companies Analysis	1.30 ~ 2.87
3	DDM Analysis	0.67 ~ 2.29

BofA Merrill Lynch, in delivering its written opinion and conducting its per share valuation analyses, which were the basis for the written opinion, has assumed and relied on the accuracy and completeness of all information supplied to it by MHFG, MHCB and MHSC, or publicly available, and has not independently verified such information. Moreover, with respect to information regarding MHFG’s and MHSC’s business, operations, financial condition, and prospects at MHFG’s and MHCB’s direction, BofA Merrill Lynch has assumed that such information was prepared on a reasonable basis and reflected the best currently available estimates and good faith judgment of MHFG’s, MHCB’s and MHSC’s management. BofA Merrill Lynch’s written opinion and valuation analyses are based on the financial, economic, monetary, market and other conditions, as well as the information available to BofA Merrill Lynch, as of the date of such opinion and valuation report. The credit, financial and stock markets have been experiencing unusual volatility, and BofA Merrill Lynch expresses no opinion or view as to any potential effects of such volatility on MHFG, MHCB or MHSC or the Share Exchange. BofA Merrill Lynch assumed no responsibility to update, revise or reconfirm either its written opinion or valuation analyses based on any circumstance, changes or for any other cause arising after the date thereof.

BofA Merrill Lynch is acting as financial advisor to MHFG and MHCB and will receive a fee for its services, all of which is contingent upon consummation of the Share Exchange.

J.P. Morgan performed an average share price analysis on shares of MHFG and MHSC, as shares of MHFG and MHSC are listed on stock exchanges and market share prices of these shares exist, as well as the DDM Analysis based on the financial projections prepared and furnished to J.P. Morgan by the management of MHFG and MHSC in order to take into account the state of future business operations in the calculation. The calculated ranges of the share exchange ratio for the Share Exchange based on each method are as indicated below. The calculated ranges of the share exchange ratio below show the range of the number of shares of common stock of MHFG to be allotted for each share of MHSC.

In performing the average share price analysis, J.P. Morgan used (1) April 22, 2011 as the base date I (“Base Date I”), and reviewed the closing price of ordinary transactions of shares of common stock of MHFG and MHSC on the Tokyo Stock Exchange (“TSE”) on the Base Date I and the average closing prices of MHFG and MHSC on TSE for one-month, three-month and six-month periods up to and including the Base Date I, and (2) February 25, 2011, the business day immediately prior to the day on which it was speculated in press reports that publicly listed subsidiaries of MHFG, including MHSC, would be turned into wholly owned subsidiaries, as the base date II (“Base Date II”), and reviewed the closing price of ordinary transactions of shares of common stock of MHFG and MHSC on TSE on the Base Date II and the average closing prices of MHFG and MHSC on TSE for one-month, three-month and six-month periods up to and including the Base Date II. The DDM Analysis was based on the financial projections of future earnings that MHFG and MHSC had presented to J.P. Morgan, and such financial projections showed no substantial future increase or decrease in the earnings of MHFG or MHSC.

	Methodology	Calculated Range of Share Exchange Ratios
1-1	Average Share Price Analysis (Base Date I)	1.48 ~ 1.58
1-2	Average Share Price Analysis (Base Date II)	1.36 ~ 1.47
2	DDM Analysis	1.47 ~ 1.64

J.P. Morgan delivered to the board of directors of MHSC a written opinion, as of April 27, 2011, to the effect that the share exchange ratio to be used in the Share Exchange is fair, as of such date, from a financial point of view, for the shareholders of MHSC (excluding MHCB and any other “controlling shareholder and other persons specified by the Enforcement Rules” as defined in Article 441-2 of the Securities Listing Regulations of the TSE and Article 436-3 of its Enforcement Rules (collectively, “MHCB, Etc.”)).

The written opinion was delivered to the board of directors of MHSC in connection with its evaluation of the Share Exchange and for the purposes of reference in performing such evaluation. The written opinion does not constitute any recommendation to the shareholders of MHSC as to how such shareholders should vote with respect to the Share Exchange or any other matter.

In providing its opinion in the written opinion and conducting calculation of the share exchange ratio for the Share Exchange, which was the basis for the opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished by MHFG and MHSC to or discussed with J.P. Morgan or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor assume responsibility or liability for such independent verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, and J.P. Morgan did not evaluate the solvency of MHFG or MHSC under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and projections provided to J.P. Morgan by MHFG and MHSC, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best available estimates and judgments by MHFG’s and MHSC’s management as to their expected future results of operations and financial condition to which such analyses or projections relate. J.P. Morgan expressed no view as to such analyses or projections or the assumptions on which they were based.

The opinion in the written opinion and the calculation of the share exchange ratio, which was the basis for the opinion, provided by J.P. Morgan were based on economic, market and other conditions as in effect on, and the information available to J.P. Morgan as of April 27, 2011. It should be understood that subsequent events may affect the conditions that the opinion and calculation results were based on, and that J.P. Morgan does not have any obligation to revise, change or reaffirm such calculation results and opinion. The written opinion is limited to the fairness, from a financial point of view, for the shareholders of MHSC (excluding MHCB, Etc.) of the share exchange ratio for the Share Exchange and J.P. Morgan expressed no opinion as to the fairness of the Share Exchange or the share exchange ratio for it to the holders of any other class of securities, creditors or other constituencies of MHFG or MHSC or as to the underlying decision by MHSC to conduct the Share Exchange. J.P. Morgan expressed no opinion as to the price at which shares of common stock of MHFG or MHSC will trade at any future time.

Supplementary explanation was provided by J.P. Morgan to MHSC regarding assumptions and disclaimers with respect to the calculation of the share exchange ratio for the Share Exchange and the opinion in the written opinion. Please see (Note 2) at the end of this press release for more detail.

(2) Background of calculation

MHFG, MHCB and MHSC engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by each of the above third-party valuation institutions and with consideration for MHFG’s and MHSC’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHCB determined that the share exchange ratio set forth in Section 2(3) above was beneficial to the shareholders of MHFG, and MHSC determined that the share exchange ratio set forth in Section 2(3) above was beneficial to the shareholders of MHSC, and MHFG, MHCB and MHSC resolved the share exchange ratio for the Share Exchange at the meetings of their respective board of directors held today.

If, however, any material changes occur to the basic terms and conditions for the calculation of the share exchange ratio, the share exchange ratio for the Share Exchange may be changed through mutual consultation and agreement among MHFG, MHCB and MHSC.

(3) Relationships with valuation institutions

BofA Merrill Lynch, acting as a third-party valuation institution for MHFG and MHCB, and J.P. Morgan, acting as a third-party valuation institution for MHSC, are both independent from MHFG, MHCB and MHSC, are not related parties to MHFG, MHCB or MHSC and do not have any material interest which should be described regarding the Share Exchange.

(4) Prospects for delisting and alternative measures

(a) Prospects for delisting and reasons therefor

Through the Share Exchange, MHSC will become a wholly-owned subsidiary of MHCB, as of September 1, 2011, the effective date of the Share Exchange.

Shares of MHSC are listed on the first section of the Tokyo Stock Exchange, the first section of the Osaka Securities Exchange and the first section of the Nagoya Stock Exchange. As a result of the Share Exchange, shares of MHSC are expected to be delisted through prescribed procedures in accordance with the securities listing regulations, etc., of each of the above-mentioned stock exchanges. After the delistings, shares of MHSC will be unable to be traded on the Tokyo Stock Exchange, the Osaka Securities Exchange or the Nagoya Stock Exchange.

(b) Alternative measures

Even after shares of MHSC are delisted, shares of common stock of MHFG that are to be allotted to the shareholders of MHSC through the Share Exchange are listed on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange, and such shares are tradable on both stock exchanges after the Share Exchange. Therefore, Mizuho considers that it will be able to continue to provide liquidity of shares to the shareholders of MHSC who are to hold one hundred shares (which is the number of shares constituting one unit of shares of MHFG) or more of common stock of MHFG through the Share Exchange.

The shareholders of MHSC who are to hold less than one hundred shares of common stock of MHFG through the Share Exchange may not sell such shares constituting less than one unit on either of the above-mentioned stock exchanges; however, if such shareholders wish, such shareholders may use the system of request for additional purchase of shares constituting less than one unit to MHFG or the system of request for purchase of shares constituting less than one unit by MHFG. For the details of such treatment, see Section 2(3) (Note 5) above. When, the number of shares of common stock of MHFG to be allotted to each shareholder of MHSC upon the Share Exchange includes fractions that are less than one share, MHCB plans to distribute to the relevant shareholders cash in the amount in proportion to such fraction. For the details of such treatment, see Section 2(3) (Note 6) above.

(5) Measures to ensure fairness

The Share Exchange will be conducted between MHSC and MHCB (which is the parent company and the controlling shareholder of MHSC), and therefore, at the implementation of the Share Exchange, MHFG and MHCB requested BofA Merrill Lynch, acting as an independent third-party valuation institution, to conduct a valuation analysis of the share exchange ratio to ensure the fairness and appropriateness of the ratio to be used for the Share Exchange as stated in Section 3(1) through (3) above, negotiated and discussed with MHSC in reference to such valuation results and resolved to conduct the Share Exchange at the share exchange ratio indicated in Section 2(3) above at the meetings of the board of directors held today. MHFG and MHCB received the written opinion (fairness opinion) dated April 28, 2011 from BofA Merrill Lynch, stating that the share exchange ratio for the Share Exchange is fair for MHFG from a financial point of view under the assumptions and conditions as stated in Section 3(1) above, as well as under certain other conditions.

On the other hand, at the implementation of the Share Exchange, MHSC requested J.P. Morgan, acting as an independent third-party valuation institution, to calculate the share exchange ratio to ensure the fairness and appropriateness of the ratio to be used for the Share Exchange as stated in Section 3(1) through (3) above, negotiated and discussed with MHFG and MHCB in reference to such calculation results and resolved to conduct the Share Exchange at the share exchange ratio indicated in Section 2(3) above at the meeting of the board of directors held today. MHSC received the written opinion (fairness opinion) dated April 27, 2011, from J.P. Morgan stating that the share exchange ratio for the Share Exchange is fair for the shareholders of MHSC (excluding MHCB, Etc.) from a financial point of view.

MHFG and MHCB appointed Nagashima Ohno & Tsunematsu, and MHSC appointed Nishimura & Asahi as their legal advisors, respectively, and received legal advice on, among other things, the appropriate procedures, etc. as well as the method and processes in making decisions for the Share Exchange.

(6) Measures to avoid conflicts of interest

The Share Exchange will be conducted between MHSC and MHCB (which is the parent company and the controlling shareholder of MHSC), and therefore, MHFG, MHCB and MHSC determined that, at the implementation of the Share Exchange, it was necessary to avoid a conflict of interest between MHCB and MHFG (which is the wholly-owning parent company of MHCB) and MHSC.

Mr. Hajime Saito, one of the directors of MHFG, did not participate in the discussions and resolutions at the meeting of the board of directors of MHFG concerning the signing of the MOU, in order to avoid a conflict of interest, because, at the time of the signing of the MOU, it was scheduled that he would concurrently serve as the Deputy President-Executive Officer of MHSC as of April 1, 2011. For the same reason, Mr. Hajime Saito did not participate in the discussions and resolutions concerning the signing of the Share Exchange Agreement at the meeting of the board of directors of MHFG, in order to avoid a conflict of interest, because he concurrently serves as the Deputy President-Executive Officer of MHSC at the time of the signing of the Share Exchange Agreement.

The signing of the Share Exchange Agreement was resolved at the meeting of the board of directors of MHFG held today with the approval of all of the directors who were present thereat. The signing of the Share Exchange Agreement was resolved at the meeting of the board of directors of MHCB held today with the approval of all of the directors who were present thereat. Further, the signing of the Share Exchange Agreement was resolved at the meeting of the board of directors of MHSC held today with the approval of all of the directors who were present thereat. In addition, at such meeting of the board of directors of MHSC, all of the corporate auditors, including three outside corporate auditors (including two outside corporate auditors who are independent auditors), who were present thereat stated that they had no objection to the signing of the Share Exchange Agreement.

MHFG and MHCB received legal advice from Nagashima Ohno & Tsunematsu, their legal advisor, and MHSC received legal advice from Nishimura & Asahi, its legal advisor, with respect to the method for the resolution at the meetings of the board of directors of MHFG, MHCB and MHSC, and additionally, with regard to the measures to be taken to avoid any conflicts of interest.

4.	Outline of the Parties Involved in the Share Exchange

		Wholly-owning Parent Company in Share Exchange		Wholly-owned Subsidiary in Share Exchange

(1)	Name	Mizuho Corporate Bank, Ltd.		Mizuho Securities Co., Ltd.

(2)	Location	3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo		5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	President & CEO: Yasuhiro Sato		President & CEO: Keisuke Yokoo

(4)	Purpose of Business	Bank business		Financial instruments business

(5)	Capital	¥1,404, 065 million		¥125,167 million

(6)	Date of Establishment	April 1, 2002		July 16, 1917

(7)	Number of Issued Shares

16,151,573 shares (common shares)

64,500 shares (the Second Series Class IV preferred shares)

85,500 shares (the Eighth Series Class VIII preferred shares)

3,609,650 shares (the Eleventh Series Class XIII preferred shares)

1,626,688,683 shares (common stock)

(8)	Fiscal Year End	March		March

(9)	Number of Employees (As of September 30, 2010)	18,757 (consolidated) 8,290 (unconsolidated)		8,272 (consolidated) 6,355 (unconsolidated)

(10)	Major Shareholder and Ratio of Shareholding (As of September 30, 2010)	MHFG	100%	MHCB	57.88%
				The Norinchukin Bank	5.21%
				The Dai-ichi Life Insurance Company, Limited	2.49%
Japan Trustee Services Bank, Ltd.
				(Trustee account)	2.18%
				Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.49%

(11)	Relationship between the Parties	Capital Relationship		MHCB holds 57.88% of the total number of issued shares of MHSC.

		Personnel Relationship		Not applicable.

		Transaction Relationship		MHCB engages in deposit, financing, guarantee and securities transactions, etc., with MHSC. MHCB engages in the corporate management of MHSC.

		Status as a Related Party		MHCB is the parent company of MHSC, and therefore, MHCB is a related party of MHSC.

(12) Results of Operations and Financial Conditions for Previous Three Fiscal Years (consolidated)

MHCB							MHSC
Fiscal Year Ended	March 2008		March 2009		March 2010		Fiscal Year Ended	March 2009	March 2010	March 2011
Net Assets (¥ million)	3,648,383		2,825,997		4,235,205		Net Assets (¥ million)	249,921	598,988	553,973
Total Assets (¥ million)	88,098,142		87,862,549		90,338,181		Total Assets (¥ million)	2,713,634	20,951,031	21,784,855
Net Asset per Share (¥)	189,592.09		42,171.09		231,007.37		Net Asset per Share (¥)	315.13	361.84	334.82
Ordinary Income (¥ million)	2,769,693		2,036,557		1,429,520		Operating Income (¥ million)	107,080	312,161	268,595
Operating Profits (¥ million)	—		—		—		Operating Profits (¥ million)	(15,861)	30,887	(36,945)
Ordinary Profits (¥ million)	(11,405)		(187,268)		240,218		Ordinary Profits (¥ million)	(14,219)	33,073	(33,720)
Net Income (¥ million)	(55,671)		(269,825)		223,933		Net Income (¥ million)	(13,468)	127,064	(29,312)
Net Income per Share of Common Stock (¥)	(17,194.77)		(36,989.58)		29,752.39		Net Income per Share of Common Stock (¥)	(17.42)	83.37	(18.45)
Dividend per Share (¥)	common shares	18,571	common shares	—	common shares	—	Dividend per Share (¥)	3.00	5.00	—
	The Second Series Class IV preferred shares	42,000	The Second Series Class IV preferred shares	—	The Second Series Class IV preferred shares	42,000
	The Eighth Series Class VIII preferred shares	47,600	The Eighth Series Class VIII preferred shares	—	The Eighth Series Class VIII preferred shares	47,600
	The Eleventh Series Class XIII preferred shares	16,000	The Eleventh Series Class XIII preferred shares	—	The Eleventh Series Class XIII preferred shares	—

(Note 1)	As of March 31, 2011, unless otherwise specified.

(Note 2)	The amounts generally indicated as net sales are herein stated as Ordinary Income for MHCB and as Operating Income for MHSC, respectively. No amounts are indicated as Operating Profits for MHCB since MHCB’s statement of income has no such item.

(Note 3)	MHSC (referred to as Shinko Securities Co., Ltd. prior to the merger and hereinafter referred to as “Former Shinko Securities Co., Ltd.”) merged with Mizuho Securities Co., Ltd. (referred to as Mizuho Securities Co., Ltd. prior to the merger) on May 7, 2009 (the surviving entity is Former Shinko Securities Co., Ltd.), and the figures for the fiscal year ended in March 2009, as stated, represent the actual performance of Former Shinko Securities Co., Ltd.

(Note 4)	The figures for the fiscal year ended in March 2011, in MHSC’s Results of Operations and Financial Conditions for Previous Three Fiscal Years (consolidated) are based on the “Summary of Financial Statements for the Fiscal Year Ended March 31, 2011” dated April 28, 2011, issued by MHSC, which has not been audited by an auditing firm pursuant to Article 193-2 of the Financial Instruments and Exchange Law.

5.	Outline of the Issuer of Shares to be Consideration for the Share Exchange

(1)	Name	Mizuho Financial Group, Inc.

(2)	Location	5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	President & CEO: Takashi Tsukamoto

(4)	Purpose of Business	Bank holding company

(5)	Capital (consolidated)	¥2,181,375 million

(6)	Date of Establishment	January 8, 2003

(7)	Number of Issued Shares	21,782,185,320 shares (common stock) 914,752,000 shares (the Eleventh Series Class XI Preferred Stock) 36,690,000 shares (the Thirteenth Series Class XIII Preferred Stock)

(8)	Fiscal Year End	March

(9)	Number of Employees (As of September 30, 2010)	58,244 (consolidated) 306 (unconsolidated)

(10)	Major Shareholder and Ratio of Shareholding (As of September 30, 2010)	Japan Trustee Services Bank, Ltd. (Trustee account)	5.38%
		The Master Trust Bank of Japan, Ltd. (Trustee account)	3.78%

		SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS

		(Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	1.47%

		Japan Trustee Services Bank, Ltd. (Trustee account 9)	1.31%

		Japan Trustee Services Bank, Ltd. (Trustee account 4)	1.18%

		(Note) total shares of common stock and each class of preferred stock are described.

(11)	Relationship between the Parties	Capital Relationship	MHFG holds 100% of the total number of voting rights of MHCB. MHFG indirectly holds by way of MHCB 57.88% of the total number of issued shares of MHSC.

		Personnel Relationship	One director and one corporate auditor of MHCB serve as director and corporate auditor of MHFG, respectively. One corporate auditor of MHSC serves as corporate auditor of MHFG.

		Transaction Relationship	MHFG engages in the corporate management of MHCB, and engages in deposit and financing transactions and delegates its administration services to MHCB.

		Status as a Related Party	MHFG is the parent company of MHCB and MHSC, and therefore, MHFG is a related party of MHCB and MHSC.

(12)	Results of Operations and Financial Conditions for Previous Three Fiscal Years (consolidated)

Fiscal Year Ended	March 2008		March 2009		March 2010
Net Assets (¥ million)	5,694,159		4,186,606		5,837,053
Total Assets (¥ million)	154,412,105		152,723,070		156,253,572
Net Assets per Share (¥)	254,722.01		104.38		191.53
Ordinary Income (¥ million)	4,523,510		3,514,428		2,817,625
Operating Profits (¥ million)	—		—		—
Ordinary Profits (¥ million)	397,120		(395,131)		327,127
Net Income (¥ million)	311,224		(588,814)		239,404
Net Income per Share of Common Stock (¥)	25,370.25		(54.14)		16.29
Dividend per Share (¥)	common stock	10,000	common stock	10	common stock	8
	the Eleventh Series Class XI Preferred Stock	20,000	the Eleventh Series Class XI Preferred Stock	20	the Eleventh Series Class XI Preferred Stock	20
	the Thirteenth Series Class XIII Preferred Stock	30,000	the Thirteenth Series Class XIII Preferred Stock	30	the Thirteenth Series Class XIII Preferred Stock	30

(Note 1)	As of March 31, 2011, unless otherwise specified.

(Note 2)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since the statement of income has no record thereof.

6.	Status after the Share Exchange

Wholly-owning Parent Company in Share Exchange

(1)	Name	Mizuho Corporate Bank, Ltd.

(2)	Location	3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	President & CEO: Yasuhiro Sato

(4)	Purpose of Business	Banking business

(5)	Capital	¥1,404,065 million

(6)	Fiscal Year End	March

(7)	Net Assets	Not determined at present

(8)	Total Assets	Not determined at present

7.	Outline of Accounting Treatment

The Share Exchange is expected to qualify as a transaction with minority shareholders, which falls under the category of a transaction under common control, etc. Amount of goodwill (or a negative goodwill) resulting from the Share Exchange has not yet been determined.

8.	Outlook

The Share Exchange will not change the earnings estimates for the fiscal year ended March 31, 2011 announced by MHFG. MHSC has not announced earnings estimates. The impacts of the Share Exchange on the earnings of MHFG and MHSC for the fiscal year ending March 2012 have not yet been determined.

9.	Matters Regarding Transaction, Etc., with Controlling Shareholders

The Share Exchange constitutes a transaction, etc., with the controlling shareholder for MHSC.

Please see below for a description of the compliance with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction, Etc. with Controlling Shareholder” stipulated in the Corporate Governance Report published by MHSC on July 8, 2010 in connection with the Share Exchange.

MHSC recognizes that it is not prevented from free business activity among MHFG and MHCB, both of which are the parent companies of MHSC, and their group companies, and that its independence has been secured. MHSC has been making its decision appropriately for the transactions with MHFG, MHCB and their group companies based on the same standards as those used in transactions with other companies and has secured its business independence.

Furthermore, MHSC has made the decision to enter into the Share Exchange upon making arrangements to ensure fairness and to avoid conflicts of interest, by (i) requesting J.P. Morgan, as an independent third-party valuation institution, to calculate the share exchange ratio to be used for the Share Exchange, (ii) negotiating and discussing with MHFG and MHCB in reference to such calculation results, and (iii) receiving the written opinion (fairness opinion) from J.P. Morgan stating that the share exchange ratio for the Share Exchange is fair for the shareholders of MHSC (excluding MHCB, Etc.) from a financial point of view, as an opinion in connection with a decision to implement the Share Exchange as not being detrimental to the minority shareholders as set forth in Section 3(1) through (3), (5) and (6) above. These arrangements are considered to be in compliance with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction, Etc. with Controlling Shareholder” of MHSC stated above.

The “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction, Etc. with Controlling Shareholder” indicated in the Corporate Governance Report published by MHSC on July 8, 2010 is as follows:

“The Company recognizes that entering into transactions with Mizuho Financial Group, Inc., the parent company, and other parties under terms and conditions that are disadvantageous to the Company will be detrimental to interests of the Company, and therefore, the interests of the minority shareholders, and will result in a violation of the Financial Instruments and Exchange Law.

The Company treats the transactions with the controlling shareholder in the same manner applicable to ordinary transactions pursuant to the internal rules and regulations, etc., including “Regulations concerning Commissions, etc.”

The relevant department in charge is monitoring the status of compliance with the above-mentioned internal rules and regulations, etc., and has established the systems to examine the terms and conditions, etc.

In addition, in entering into the transactions that are of more importance, the Company has carefully inspected the appropriateness of the terms and conditions, etc. thereof, concurrently with the examination from the legal perspective by the department in charge of controlling legal risks, and seeking review and advice thereof from outside professionals, including legal counsel whenever necessary.”

Contact Information

Mizuho Financial Group, Inc.	Corporate Communications Public Relations Office	Tel. 03-5224-2026

Mizuho Securities Co., Ltd.	Corporate Communications Department	Tel. 03-5208-2030

(Note 1)

Both the valuation analyses and written opinion delivered by BofA Merrill Lynch were prepared solely for the use of the boards of directors of MHFG and MHCB in connection with their evaluation of the share exchange ratio for the Share Exchange, and may not be used or relied upon for any other purpose.

BofA Merrill Lynch has made qualitative judgments as to the significance and relevance of each analysis and each factor considered in the course of preparing the valuation report and the opinion. Accordingly, its analysis must be considered as a whole and that selecting portions of its analysis and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analysis and opinion. In its analysis, BofA Merrill Lynch made numerous assumptions with respect to MHFG, MHSC and their affiliates, industry performance and regulatory environment, general business, economic, market and financial conditions, etc., many of which are beyond the control of MHFG, MHCB and MHSC and involve the application of complex methodologies and educated judgment. No company used in any analysis as a comparison is identical to MHFG or MHSC. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, in delivering its written opinion and conducting the analyses, BofA Merrill Lynch took into account, based on certain assumptions, the dilution to be caused from the conversion of MHFG’s Eleventh Series Class XI Preferred Stock into common stock.

BofA Merrill Lynch has not made or provided with any evaluation or appraisal of the assets or liabilities (including contingent liabilities and reserves for possible losses) of MHFG, MHSC or their affiliates, nor has it made any physical inspection of the properties or assets of MHFG, MHSC or their affiliates. BofA Merrill Lynch has not evaluated the solvency or fair value of MHFG or MHSC under any laws relating to bankruptcy, insolvency or similar matters. In addition, in its opinion relating to the Share Exchange, BofA Merrill Lynch is not expressing any opinion with respect to any other transactions that are incidental or related to the Share Exchange (including the transactions set forth in Section 1 above of this press release) and, with the consent of MHFG and MHCB, did not take into account the impact of any such transactions in conducting its analyses set forth above. BofA Merrill Lynch has also assumed that certain accounting and tax-related procedures which MHFG and MHCB have understood will be followed in connection with the Share Exchange, that the Share Exchange will be consummated in accordance with its terms, without modification of any material term, and that there would be no adverse effect on the Share Exchange resulting from any divestiture requirements or amendments or modifications imposed by any governmental authority.

MHFG and MHCB have agreed to indemnify BofA Merrill Lynch for certain liabilities arising out of the engagement. BofA Merrill Lynch’s ultimate parent company, Bank of America Corporation, and its affiliates comprise a full service securities firm and commercial bank and, in addition to providing financial advisory services related to this Share Exchange, may provide investment banking, corporate banking and other financial services to MHFG, MHCB and MHSC, and receive fees for the rendering of such services. Further, in the ordinary course of business, BofA Merrill Lynch or its affiliates may actively trade the common stock or other financial instruments of MHFG, MHCB or MHSC for its own account or for the account of its customers, and may at any time hold a long or short position in such financial instruments.

BofA Merrill Lynch does not express any opinion regarding the merits of the underlying decision by MHFG and MHCB to engage in the Share Exchange, and does not express any opinion regarding the fairness to, or any consideration of, any party other than MHFG. BofA Merrill Lynch also does not express any opinion as to the prices at which shares of MHFG or MHSC will trade following the announcement or consummation of the Share Exchange, or as to the appropriateness of the trade of any such shares, and does not express any opinion or make any recommendation regarding how shareholders should vote or take any other action related to the Share Exchange or any matter related thereto.

(Note 2)

In providing its calculation of the share exchange ratio for the Share Exchange and expressing the opinion in the written opinion (“Calculation and Opinion”), J.P. Morgan assumed that the Share Exchange would qualify as a qualified share exchange (tekikaku kabushiki kokan) under the Corporation Tax Law of Japan, and would be consummated as described in the Share Exchange Agreement, and that the definitive Share Exchange Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan is not a legal, regulatory, tax or accounting expert and relied on the assessments made by advisors to MHSC with respect to such issues in providing its Calculation and Opinion. In providing its Calculation and Opinion, J.P. Morgan further assumed that all material consents and approvals to be obtained from the relevant government, regulatory authorities or other parties necessary to conduct the Share Exchange would be obtained without any adverse effect on MHFG, MHCB or MHSC or on the contemplated benefits of the Share Exchange.

The financial projections of MHFG and MHSC furnished to J.P. Morgan by MHFG and MHSC were prepared by the management of MHFG and MHSC. Neither MHFG nor MHSC publicly discloses internal financial projections provided to J.P. Morgan in connection with J.P. Morgan’s calculation of the Share Exchange, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of MHFG’s and MHSC’s management, including, without limitation, factors related to general economy competitive conditions and prevailing interest rates. Accordingly, actual results of operations could vary significantly from those set forth in such projections.

The foregoing summary of the results of calculation of the share exchange ratio for the Share Exchange and the calculation method thereof does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a written opinion is a complex process and is not necessarily appropriate to describe portions or a summary of it. J.P. Morgan believes that results of J.P. Morgan’s analyses must be considered as a whole and that selecting portions or a summary of these results of analyses, without considering all of the results of analyses as a whole, could result in an incomplete understanding of the processes underlying the analyses and its opinion. In providing its opinion, J.P. Morgan did not emphasize any particular analyses or factors considered by it and did not state an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in providing its opinion. None of the selected companies reviewed as a comparison in the above analysis is identical to MHFG or MHSC or any of their respective operating units or subsidiaries. However, the selected companies were chosen because they are publicly traded companies with businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of MHFG and MHSC, as the case may be. The analyses necessarily involve complex considerations and judgments concerning differences in financial and business characteristics of the companies involved and other factors that could affect the companies compared to MHFG and MHSC.

J.P. Morgan acted as financial advisor to MHSC for the Share Exchange and will receive a fee from MHSC for its services, a substantial portion of which will become payable only if the Share Exchange is consummated. In addition, MHSC agreed to indemnify J.P. Morgan against certain liabilities arising out of its engagement in the services. During the two years preceding the date of the written opinion, J.P. Morgan and its affiliates have provided financial advisory services, commercial banking services or investment banking services to MHFG, MHCB or MHSC for which J.P. Morgan and such affiliates have received customary compensation. In the ordinary course of business of J.P. Morgan and its affiliates, they may actively trade the debt and equity securities of MHFG, MHCB or MHSC for its own account or for the accounts of customers, and accordingly, J.P. Morgan and such affiliates may at any time hold long or short positions in such securities.

[END OF DOCUMENT]

(For Reference) The Consolidated Earnings Estimate for the Current Fiscal Year and the Consolidated Financial Results for the Previous Fiscal Year

MHFG (consolidated earnings estimate announced as of November 12, 2010)

	Net Income	Net Income per Share of Common Stock
Consolidated Earnings Estimate for the Fiscal Year ended March 31, 2011	¥500,000 million	¥24.84

(Note)	MHFG does not forecast earnings in respect of consolidated ordinary income and consolidated ordinary profits; and does not forecast earnings in respect of operating profits, since its statement of income has no such item.

	Ordinary Income	Operating Profits	Ordinary Profits	Net Income
Consolidated Financial Results for the Fiscal Year ended March 31, 2010	¥2,817,625 million	—	¥327,127 million	¥239,404 million

(Note)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since MHFG’s statement of income has no such item.

MHSC

	Operating Income	Operating Profits	Ordinary Profits	Net Income
Consolidated Financial Results for the Fiscal Year ended March 31, 2011	¥268,595 million	¥(36,945) million	¥(33,720) million	¥(29,312) million

(Note 1)	The consolidated earnings estimate is not stated, since MHSC does not forecast earnings.

(Note 2)	The amounts generally indicated as net sales are herein stated as Ordinary Income.

(Note 3)	The figures described above with respect to the consolidated financial results (for the fiscal year ended March 31, 2011) of MHSC are based on the “Summary of Financial Statements for the Fiscal Year Ended March 31, 2011” dated April 28, 2011, issued by MHSC, which has not been audited by an auditing firm pursuant to Article 193-2 of the Financial Instruments and Exchange Law.